Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403 Paul McSharry Ph: 353-1-663-3600

ELAN REPORTS SECOND QUARTER AND FIRST HALF 2010 FINANCIAL RESULTS

Dublin, Ireland, July 22, 2010 - Elan Corporation, plc today reported its second quarter and first half 2010 financial results.

Elan CEO Kelly Martin commented, “Our second quarter results demonstrate continued progress across our major areas of focus. Tysabri growth increased in terms of net patient additions; our BioNeurology pipeline advanced, including completion of the ELND005 Phase 2 trial and full enrollment of the STRATIFY 1 trial studying the JC virus assay; we also saw recently launched EDT licensed products continue to grow in terms of revenue and market share for our licensees.”

Commenting on the results, Elan executive vice president and chief financial officer, Shane Cooke said that the Company was very pleased with the operating performance in the first half of the year. Revenues grew by 10% which, coupled with a decrease of 14% in operating expenses, resulted in a six-fold increase in Adjusted EBITDA to $82.4 million. Revenue growth continued to be driven by a 22% increase in revenues from Tysabri as well as the launch of Ampyra earlier in the year. Adjusted EBITDA for the second quarter was impacted by reduced revenues from a number of older legacy products, but this was more than offset by the growth in Tysabri and a 14% reduction in operating expenses.  Mr. Cooke confirmed that for the full-year 2010, Elan remains on target to record revenue growth, Adjusted EBITDA of more than $150 million and operating profits before other charges or gains.  He noted also that the Company generated almost $50 million in cash from operations in the first half of the year, including $23.7 million generated in the second quarter, and was on track to be cash flow positive before other charges for the full-year. Mr. Cooke added that the $215.1 million net loss for the first half of the year included a $206.3 million settlement reserve charge in relation to the previously announced agreement in principle with the U.S. Attorney’s Office in relation to Zonegran.

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended June 30			Six Months Ended June 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
		Revenue (see page 9)
270.6	264.5	Product revenue	513.5	570.3
10.3	4.4	Contract revenue	12.5	9.1
280.9	268.9	Total revenue	526.0	579.4
139.4	141.6	Cost of goods sold	268.2	287.1
141.5	127.3	Gross margin	257.8	292.3

		Operating Expenses (see page 14)
69.1	63.8	Selling, general and administrative	140.1	127.8
80.9	65.5	Research and development	161.4	130.3
—	206.3	Settlement reserve charge (see page 16)	—	206.3
8.0	1.6	Other net charges (see page 16)	27.6	5.1
158.0	337.2	Total operating expenses	329.1	469.5
(16.5)	(209.9)	Operating loss	(71.3)	(177.2)

		Net Interest and Investment Gains and Losses
35.8	26.4	Net interest expense	69.6	54.6
—	(8.4)	Net investment gains	—	(13.9)
35.8	18.0	Net interest and investment gains	69.6	40.7

(52.3)	(227.9)	Net loss before tax	(140.9)	(217.9)
15.9	(14.8)	Provision for/(benefit from) income taxes	29.9	(2.8)
(68.2)	(213.1)	Net loss	(170.8)	(215.1)

(0.14)	(0.36)	Basic and diluted net loss per ordinary share	(0.36)	(0.37)
475.9	584.8	Basic and diluted weighted average number of ordinary shares outstanding (in millions)	475.7	584.6

Unaudited Non-GAAP Financial Information – EBITDA

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m

(68.2)	(213.1)	Net loss	(170.8)	(215.1)
35.8	26.4	Net interest expense	69.6	54.6
15.9	(14.8)	Provision for/(benefit from) income taxes	29.9	(2.8)
19.1	15.7	Depreciation and amortization	38.2	31.5
(0.3)	(0.3)	Amortized fees	(0.4)	(0.4)
2.3	(186.1)	EBITDA	(33.5)	(132.2)

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
2.3	(186.1)	EBITDA	(33.5)	(132.2)
8.8	7.6	Share-based compensation	19.0	17.1
—	206.3	Settlement reserve charge	—	206.3
8.0	1.6	Other net charges	27.6	5.1
—	(8.4)	Net investment gains	—	(13.9)
19.1	21.0	Adjusted EBITDA	13.1	82.4

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss plus or minus depreciation and amortization of costs and revenues, provisions for income tax, tax benefit and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, settlement reserve charge, other net charges, and net investment gains. EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2009 US$m		June 30 2010 US$m
Assets
Current Assets
Cash and cash equivalents	836.5	(1)	883.2	(1)(2)
Restricted cash and cash equivalents — current	16.8		13.6
Investment securities — current	7.1		2.6
Deferred tax assets — current	23.9		32.5
Other current assets	274.9		239.0
Total current assets	1,159.2		1,170.9

Non-Current Assets
Intangible assets, net	417.4		389.7
Property, plant and equipment, net	292.8		297.9
Equity method investment	235.0		235.0
Investment securities — non-current	8.7		9.1
Deferred tax assets — non-current	174.8		166.7
Restricted cash and cash equivalents — non-current	14.9		14.9
Other assets	42.9		50.6
Total Assets	2,345.7		2,334.8

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	311.5		304.4
Settlement reserve	—		206.3
Long-term debt	1,540.0		1,540.0
Shareholders’ equity (see page 17)	494.2		284.1
Total Liabilities and Shareholders’ Equity	2,345.7		2,334.8

 (1) Under the terms of our debt covenants, we are required to either reinvest $235.0 million of the proceeds received from the
      September 17, 2009 transaction with Johnson & Johnson within twelve months of that date, or if not reinvested, make a pro-
rata offer to repurchase a portion of our debt at par. As of June 30, 2010, $192.0 million of the $235.0 million proceeds has not been reinvested.

(2) As of July 16, 2010, $203.5 million of cash has been placed in an escrow account in relation to the Zonegran settlement.

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended June 30			Six Months Ended June 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m

19.1	21.0	Adjusted EBITDA	13.1	82.4
(39.0)	(17.6)	Net interest and tax	(75.6)	(52.2)
—	(206.3)	Settlement reserve charge	—	(206.3)
(8.0)	(3.3)	Other net charges	(9.7)	(5.3)
(45.1)	229.9	Working capital decrease/(increase)	(27.1)	227.5
(73.0)	23.7	Cash flows from operating activities	(99.3)	46.1

(7.9)	(14.9)	Net purchases of tangible and intangible assets	(76.7)	(23.8)
2.7	9.3	Net proceeds from sale of investments	10.3	16.0
3.0	(5.8)	Cash flows from financing activities	5.2	0.5
—	4.7	Net proceeds on disposal of Prialt business	—	4.7
3.4	3.2	Restricted cash and cash equivalents movement	3.6	3.2
(71.8)	20.2	Net cash movement	(156.9)	46.7
290.2	863.0	Beginning cash balance	375.3	836.5
218.4	883.2	Cash and cash equivalents at end of period	218.4	883.2

Overview

Operating Results

First Half of 2010

Total revenue for the first half of 2010 increased by 10% to $579.4 million from $526.0 million for the same period in 2009. The increase in revenue was driven by the growth of Tysabri®, which more than offsets the expected decline in revenues from Azactam®. Elan ceased distributing Azactam as of March 31, 2010 and will not earn any future revenues from this product. Elan’s recorded sales of Tysabri increased 22% to $406.2 million for the first half of 2010 from $332.4 million for the first half of 2009. This increase in revenues is consistent with the 22% growth in global in-market net sales of Tysabri to $589.4 million in the first half of 2010 from $481.3 million in the first half of 2009 and the 22% increase in patients on therapy worldwide to approximately 52,700 patients at the end of June 2010 from approximately 43,300 at the end of June 2009.

For the first half of 2010, Adjusted EBITDA increased six-fold to $82.4 million from $13.1 million for the same period in 2009. The increase principally reflects the 10% increase in revenue, improved operating margins and a 14% reduction in combined selling, general and administrative (SG&A) and research and development (R&D) expenses.

In assessing the first half performance, it is important to note that these results were achieved against a background where we have, as expected, seen reduced revenues from a number of products including Azactam and Prialt® in the BioNeurology business and Skelaxin® and Tricor® in the Elan Drug Technologies (EDT) business, as well as an increased investment in development activities related particularly to Tysabri, ELND005 and the EDT business. The loss of contribution from this decrease in revenue and the increased investment in our growth drivers was more than compensated for by the continued growth of Tysabri, the launch of AmpyraTM, reduced SG&A costs and the transfer of the Alzheimer’s Immunotherapy Program (AIP) to Janssen Alzheimer Immunotherapy (Janssen AI).  This transition was particularly pronounced in the second quarter of 2010 with revenues from these products $34.1 million lower than the same period last year. Despite the loss of approximately $25 million in Adjusted EBITDA associated with these revenues, and with very little revenue included this quarter related to Ampyra, we reported 4% lower total revenues and increased Adjusted EBITDA in the second quarter of 2010 due to increased revenue from Tysabri and good cost control.

Cash flows generated from operating activities were $46.1 million in the first half of 2010, compared to cash used by operating activities of $99.3 million in the first half of 2009. This improvement was due to the improved operating performance and a reduction in working capital requirements.

The net loss of $215.1 million for the first half of 2010 includes a settlement reserve charge of $206.3 million in respect of an agreement in principle reached with the U.S. Attorney’s Office for the District of Massachusetts with respect to the previously disclosed U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran® (zonisamide), which Elan divested in 2004.

For the first half of 2010, net loss before tax, excluding the settlement reserve charge and other net charges was $6.5 million, compared to a net loss before tax and excluding other net charges of $113.3 million for the same period of 2009. This improvement was due to the improved operating performance, lower net interest expense, and net investment gains in the first half of 2010.

Quarter 2, 2010

Total revenue for the second quarter of 2010 decreased by 4% to $268.9 million from $280.9 million for the same period in 2009. Revenue from the BioNeurology business grew by 5% while revenue from the EDT business decreased by 29%. The increase in revenues from the BioNeurology business was driven by Tysabri, which more than offset the expected reduced revenues from Azactam and Prialt. Elan’s recorded sales of Tysabri increased 19% to $207.4 million for the second quarter of 2010, from $173.7 million for the second quarter of 2009, consistent with the 17% growth in global in-market net sales of Tysabri to $297.5 million in the second quarter of 2010 from $253.8 million in the second quarter of 2009. The solid patient demand for Tysabri is also reflected in the growth of net patient additions with 2,400 added during the second quarter of 2010, compared to 1,900 added during the first quarter of 2010.

As expected, revenue from the EDT business declined by 4% in the first half of 2010 due principally to lower revenues from Tricor and Skelaxin, which were offset by revenues associated with the launch of Ampyra. The decrease in the second quarter of 2010 as compared to the second quarter of 2009 was more pronounced than the half-year decrease primarily due to the timing of Ampyra revenues, which are recorded based on when the product is shipped to Acorda Therapeutics, Inc. (Acorda). Consequently, of the $20.8 million in revenues from Ampyra that were recorded in the first half of 2010, only $1.9 million were recorded in the second quarter due to the timing of shipments.

For the second quarter of 2010, the gross margin decreased 10% to $127.3 million from $141.5 million for the second quarter of 2009, reflecting the revenue decrease and changes in product mix described above.

Operating loss before the settlement reserve charge and other net charges for the second quarter of 2010 was $2.0 million, compared to an operating loss before other net charges of $8.5 million for the same period of 2009. This improved operating performance was driven by a 14% decrease in combined SG&A and R&D expenses compared to the second quarter of 2009, offset by reduced revenues as described above. SG&A expenses declined by 8% compared to the same period in 2009, while R&D costs decreased by 19%. The decrease in R&D costs is primarily due to the cost savings as a result of the divestment of the AIP to a subsidiary of Johnson & Johnson (Janssen AI) in September 2009. Under the terms of the September 2009 transaction with Johnson & Johnson, Elan received a 49.9% ownership interest in Janssen AI. R&D costs in the second quarter of 2009 included $29.1 million in relation to AIP.

The BioNeurology business recorded an operating loss, before the settlement reserve charge and other net charges, of $5.0 million in the second quarter of 2010. This represents a $31.6 million improvement over the $36.6 million operating loss before other net charges recorded by the BioNeurology business in the second quarter of 2009, and reflects the continued growth in Tysabri revenues offsetting the expected reduced revenues from Azactam and Prialt, in addition to an 18% reduction in combined SG&A and R&D expenses. In the EDT business, the operating income before other net charges decreased to $3.0 million in the second quarter of 2010 compared to $28.1 million in the same period in 2009, due principally to the decrease in revenues from Tricor and Skelaxin.

For the second quarter of 2010, net loss before tax, excluding the settlement reserve charge and other net charges was $20.0 million, compared to a net loss before tax and excluding other net charges of $44.3 million for the same period of 2009. This improvement was primarily due to the decrease in combined SG&A and R&D expenses, lower net interest expense, and net investment gains in the second quarter of 2010, offset by reduced revenues as described above.

For the second quarter of 2010, Elan reported Adjusted EBITDA of $21.0 million, compared to Adjusted EBITDA of $19.1 million in the same period of 2009.  The improvement principally reflects improved operating margins and an 18% reduction in operating expenses in the BioNeurology business, offset by the decrease in revenues from the EDT business.

A reconciliation of Adjusted EBITDA to net loss, is presented in the table titled, “Unaudited Non-GAAP Financial Information – EBITDA,” included on page 3. Included at Appendices I and II are further analyses of the results and Adjusted EBITDA between the BioNeurology and EDT businesses.

Exploration of EDT separation

Elan continues to explore the possibility of a separation of its EDT business. The Company's review includes a detailed assessment of the possible separation, including timing, market conditions and the impact on all of its key constituencies. The Company expects to make a decision whether to proceed over the next several months. No specific timetable has been set for completion of the review and there can be no assurances that such a transaction will take place.

Total Revenue

For the first half of 2010, total revenue increased by 10% to $579.4 million from $526.0 million for the same period of 2009. Revenue from the BioNeurology business increased by 15% while revenue from the EDT business decreased by 4% for the half-year. For the second quarter of 2010, total revenue decreased by 4% to $268.9 million from $280.9 million for the same period of 2009. Revenue from the BioNeurology business increased by 5% while revenue from the EDT business decreased by 29% for the quarter. Revenue is analyzed below between revenue from the BioNeurology and EDT business units.

Three Months Ended June 30			Six Months Ended June 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
202.0	212.9	Revenue from the BioNeurology business	387.4	447.0
78.9	56.0	Revenue from the EDT business	138.6	132.4
280.9	268.9	Total revenue	526.0	579.4

Revenue from the BioNeurology business

For the second quarter of 2010, revenue from the BioNeurology business increased by 5% to $212.9 million from $202.0 million for the second quarter of 2009. The increase was primarily driven by the growth in Tysabri sales, more than offsetting the expected lower revenues from other BioNeurology products.

Three Months Ended June 30			Six Months Ended June 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
		Product revenue
124.4	144.9	Tysabri – U.S.	240.4	280.1
49.3	62.5	Tysabri – Rest of world (ROW)	92.0	126.1
173.7	207.4	Total Tysabri	332.4	406.2
20.5	1.9	Azactam	37.7	27.4
4.6	1.6	Prialt	8.7	6.2
2.6	1.6	Maxipime®	7.6	5.4
0.6	0.4	Royalties	1.0	0.8
202.0	212.9	Total product revenue from BioNeurology business	387.4	446.0

—	—	Contract revenue	—	1.0

202.0	212.9	Total revenue from BioNeurology business	387.4	447.0

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
124.4	144.9	United States	240.4	280.1
129.4	152.6	ROW	240.9	309.3
253.8	297.5	Total Tysabri in-market net sales	481.3	589.4

For the second quarter of 2010, Tysabri in-market net sales increased by 17% to $297.5 million from $253.8 million for the same period of 2009. The increase reflects solid patient demand across global markets. At the end of June 2010, approximately 52,700 patients were on therapy worldwide, including approximately 26,200 commercial patients in the United States and approximately 26,000 commercial patients in the ROW, representing a 22% increase over the approximately 43,300 patients who were on the therapy at the end of June 2009. The second quarter of 2010 saw an increase in net patient additions to 2,400 for this quarter, compared to 1,900 in the first quarter of 2010.

Tysabri was developed and is being marketed in collaboration with Biogen Idec, Inc. (Biogen Idec). In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

Tysabri – U.S.

In the U.S. market, Elan recorded net sales of $144.9 million for the second quarter of 2010, an increase of 16% over net sales of $124.4 million in the same period of 2009.  Almost all of these sales are for the multiple sclerosis (MS) indication.

At the end of June 2010, approximately 26,200 patients were on commercial therapy, which represents an increase of 4% over the approximately 25,200 who were on therapy at the end of March 2010 and 19% over the approximately 22,000 patients who were on therapy at the end of June last year.

Tysabri – ROW

In the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales. As a result, in the ROW market, Elan recorded net revenue of $62.5 million for the second quarter of 2010, compared to $49.3 million for the second quarter of 2009, an increase of 27%. Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended June 30			Six Months Ended June 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
129.4	152.6	ROW in-market sales by Biogen Idec	240.9	309.3
(69.7)	(70.3)	ROW operating expenses incurred by the collaboration	(128.6)	(144.4)
59.7	82.3	ROW operating profit incurred by the collaboration	112.3	164.9
29.8	41.2	Elan’s 50% share of Tysabri ROW collaboration operating profit	56.1	82.5
19.5	21.3	Elan’s directly incurred costs	35.9	43.6
49.3	62.5	Net Tysabri ROW revenue	92.0	126.1

Tysabri ROW in-market sales for the second quarter of 2010 were $152.6 million as compared to $129.4 million for the second quarter of 2009, an increase of 18%. As Tysabri ROW in-market sales are principally earned in the European Union, second quarter in-market sales were negatively impacted by the depreciation of the euro against the dollar. On a constant currency basis, Tysabri ROW in-market sales for the second quarter of 2010 increased by $29.6 million, or 24%, compared to the second quarter of 2009.

At the end of June 2010, approximately 26,000 patients, principally in the European Union, were on commercial therapy, an increase of 6% over the approximately 24,600 (revised) who were on therapy at the end of March 2010 and 26% over the approximately 20,700 patients who were on therapy at the end of June last year.

Other BioNeurology products

As expected, Azactam revenue decreased 91% to $1.9 million for the second quarter of 2010, compared to $20.5 million for the same period of 2009. Elan ceased distributing Azactam as of March 31, 2010 and will not earn any future revenues from this product. The $1.9 million of revenue in the second quarter of 2010 relates to the timing of delivery of shipments in late March 2010.

On March 4, 2010, Elan entered into a definitive agreement to divest its Prialt assets and rights to Azur Pharma International Limited and this transaction subsequently closed on May 5, 2010. As a result, Prialt revenue decreased 65% to $1.6 million for the second quarter of 2010, compared to $4.6 million for the same period of 2009.

Revenue from the EDT business

For the first half of 2010, revenue from the EDT business decreased by 4% to $132.4 million from $138.6 million for the same period of 2009. For the second quarter of 2010, revenue from the EDT business decreased by 29% to $56.0 million from $78.9 million for the second quarter of 2009.

Three Months Ended June 30			Six Month Ended June 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
		Product revenue
		Manufacturing revenue and royalties
16.4	13.8	Tricor	30.0	25.0
—	1.9	Ampyra	—	20.8
9.2	7.8	Focalin® XR / RitalinLA®	17.6	16.6
4.9	5.0	Verelan®	10.8	11.9
3.9	2.9	Naprelan®	5.9	7.8
10.3	0.4	Skelaxin	15.6	5.2
23.9	19.8	Other	46.2	37.0
68.6	51.6	Total manufacturing revenue and royalties	126.1	124.3

		Contract revenue
10.3	4.4	Research revenue and milestones	12.5	8.1

78.9	56.0	Total revenue from the EDT business	138.6	132.4

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies. Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties for the second quarter of 2010 or 2009.

In January 2010, the FDA approved Ampyra as a treatment to improve walking ability in patients with MS; this was demonstrated by an improvement in walking speed. The product was subsequently launched in the United States in March 2010. Ampyra, which is globally licensed to Acorda, is marketed and distributed in the United States by Acorda and will be marketed and distributed outside the United States by Biogen Idec, Acorda’s sub-licensee, where it is called Fampridine Prolonged Release (Fampridine-PR) tablets. EDT manufactures supplies of Ampyra for the global market at its Athlone, Ireland facility, under a supply agreement with Acorda.

Manufacturing and royalty revenue recorded for Ampyra in the six months ended June 30, 2010 of $20.8 million principally reflects shipments to Acorda in the first quarter of 2010 to satisfy Acorda’s initial stocking requirements for the U.S. launch of the product as well as build-up of safety stock supply. As Elan records revenue upon shipment of Ampyra to Acorda, this revenue was not contingent upon ultimate sale of the shipped product by Acorda or its customers. U.S. Ampyra revenues for the remainder of the year are expected to be based only on ongoing restocking and supply needs.

Potential generic competitors have challenged the existing patent protection for several of the products from which Elan earns manufacturing revenue and royalties. Elan and its clients defend the parties’

intellectual property rights vigorously. However, if these challenges are successful, Elan’s manufacturing revenue and royalties will be materially and adversely affected. As a result of the approval and launch of generic forms of Skelaxin in April 2010, EDT’s royalty revenues from this product have significantly declined.

Research revenue and milestones includes revenue earned from performing R&D services on behalf of clients and technology licensing. Revenue in the second quarter of 2009 included a license fee of $7.7 million from Acorda as a result of Acorda entering into an agreement with Biogen Idec to develop and commercialize Fampridine-PR in markets outside the United States.

Additional analyses of the results between the BioNeurology and EDT businesses are set out in Appendices I and II. For the first half of 2010, Adjusted EBITDA from the EDT business decreased to $46.5 million from $59.0 million for the same period of 2009, reflecting the transition of this business away from some of the older products to newer products, such as Ampyra and Invega Sustenna. For the second quarter of 2010, Adjusted EBITDA from the EDT business decreased by $25.3 million to $13.0 million from $38.3 million for the same period of 2009. EDT revenues, and their impact on Adjusted EBITDA, vary from quarter to quarter based on a number of factors, including the timing of customer orders and license fees earned, and contractual in-market sales hurdles for royalties.

Operating Expenses

Selling, general and administrative

SG&A expenses decreased by 8% to $63.8 million for the second quarter of 2010 from $69.1 million for the same period of 2009. The decrease principally reflects reduced sales and marketing costs and amortization expense related to Prialt, along with continued cost control. SG&A expense for the three and six months ended June 30, 2010 and 2009 can be analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
52.3	47.7	BioNeurology	105.8	95.6
8.3	8.6	EDT	16.2	16.8
4.1	2.9	Depreciation and amortization	8.2	6.1
4.4	4.6	Share-based compensation	9.9	9.3
69.1	63.8	Total	140.1	127.8

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 11.

Research and development

Three Months Ended June 30			Six Months Ended June 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
40.2	51.5	BioNeurology	80.8	103.2
11.6	14.0	EDT	23.6	27.1
29.1	—	AIP	57.0	—
80.9	65.5	Total	161.4	130.3

For the second quarter of 2010, R&D expenses decreased to $65.5 million from $80.9 million for the same period of 2009. The decrease primarily relates to the cost savings as a result of the divestment of AIP in the third quarter of 2009. Excluding AIP, R&D expenses increased by $13.7 million, principally reflecting increased investment in R&D initiatives related to Tysabri and EDT.

The Phase 2 study of ELND005 has completed and the data is being analyzed.

A Phase 1b study to evaluate the safety and efficacy of subcutaneous ELND002 in patients with relapsing forms of MS has been initiated.

In the second quarter of 2010, Elan and Biogen Idec completed enrollment of 1,000 patients in STRATIFY 1. This trial is designed to prospectively confirm the percentage of the MS population that is positive for anti-JC Virus antibodies and the false negative rate for this test.

On July 15, 2010 the Tysabri label was updated to include prior immunosuppressant use as a risk factor for development of PML.

During the second quarter of 2010, Tysabri exceeded 100,000 patient years of exposure.

Elan and Biogen-Idec continue enrolling the RESTORE clinical trial to examine treatment interruption of Tysabri. This is a randomized, rater blinded trial in patients who interrupt treatment with Tysabri with or without being treated with other immunomodulatory drugs. The main purpose of the study is to find out the following when participants stop taking Tysabri for 24 weeks: how quickly the effects that Tysabri has on its target receptor return to normal, when MS symptoms return and if other drugs for MS may help control MS symptoms during the Tysabri interruption period. This study will also explore how quickly the beneficial effects of Tysabri return after resuming Tysabri dosing.

Settlement reserve

On July 15, 2010, Elan announced that it had reached an agreement in principle with the U.S. Attorney’s Office for the District of Massachusetts with respect to the previously disclosed U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, which Elan divested in 2004.

If the agreement in principle is finalized, Elan expects to pay $203.5 million as part of a comprehensive settlement for all U.S. federal and related state Medicaid claims and has placed $203.5 million into an escrow account to cover the proposed settlement amount. The Company has established a reserve of $206.3 million for this expected settlement and related costs.

As part of this agreement in principle, Elan Pharmaceuticals, Inc., a U.S. subsidiary of Elan Corporation, plc, expects to plead guilty to a misdemeanor violation of the U.S. Federal Food, Drug and Cosmetic Act and to enter into a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services.

While Elan expects to negotiate and enter into final settlement and Corporate Integrity Agreements, there can be no assurance as to when or if any settlement will be finalized or, if a settlement is finalized, what the final terms of the settlement will be. Additionally, the proposed resolution of the Zonegran investigation could give rise to other litigation by state government entities or private parties.

Other net charges

Other net charges for the three and six months ended June 30, 2010 and 2009 were as follows:

Three Months Ended June 30			Six Months Ended June 30
2009 US$m	2010 US$m		2009 US$m	2010 US$m
3.0	1.4	Severance and restructuring charges	25.2	3.5
—	0.2	Net loss on divestment of Prialt business	—	1.6
—	—	Asset impairment charges	15.4	—
5.0	—	In-process research and development	5.0	—
—	—	Legal settlement gain	(18.0)	—
8.0	1.6	Total	27.6	5.1

Other net charges for the three months ended June 30, 2010 included $1.4 million of severance and restructuring charges principally associated with the realignment of resources announced in 2009.

On March 4, 2010, Elan entered into a definitive agreement to divest its Prialt assets and rights to Azur Pharma International Limited. This transaction subsequently closed on May 5, 2010. Elan recorded a net loss of $1.6 million arising from the Prialt divestment in the six months ended June 30, 2010.

For the three months ended June 30, 2009, other net charges of $8.0 million consisted of an in-process research and development charge of $5.0 million in respect of a license fee payable under a collaboration agreement with PharmatrophiX and severance and restructuring charges of $3.0 million.

Net Interest and Investment Gains and Tax

The net interest expense for the second quarter of 2010 decreased to $26.4 million compared to $35.8 million in the second quarter of 2009, primarily due to lower interest expense following the Johnson & Johnson and debt refinancing transactions in the second half of 2009.

The net investment gains of $8.4 million in the second quarter of 2010 include a gain of $7.9 million related to a recovery realized on a previously impaired investment in auction rate securities, and a gain on disposal of investment securities of $0.5 million.

The benefit from income taxes was $14.8 million in the second quarter of 2010, compared to a provision of $15.9 million in the second quarter of 2009. The tax benefit for the second quarter of 2010 reflects changes to U.S. net income, in addition to one-off tax benefits, recorded during the quarter.

Movement in Shareholders’ Equity

Three Months ended June 30, 2010 US$m		Six Months ended June 30, 2010 US$m
500.1	Opening shareholders’ equity	494.2
(213.1)	Net loss for the period	(215.1)
7.5	Share based compensation	17.0
(6.7)	Minimum pension liability	(6.7)
0.1	Issuance of share capital	0.9
(3.8)	Other	(6.2)
284.1	Closing shareholders’ equity	284.1

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies  filed for U.S. and European approval), and the potential for the successful development and commercialization of additional products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our research and development activities, and research and development activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; our dependence on Johnson & Johnson and Pfizer for the success of AIP; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (we have reached an agreement in principle to resolve this Zonegran matter which, if finalized, will require Elan to pay a $203.5 million fine and to take other actions that could have a material adverse effect on Elan); competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products; trade buying patterns; the impact of generic and branded competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; whether the proposed separation of EDT occurs and, if the separation occurs, on what terms; legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; changes in product mix, in particular we ceased distributing Azactam as of March 31, 2010 and we will cease distributing Maxipime as of September 30, 2010; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, and in its Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended June 30, 2009				Three Months Ended June 30, 2010
Bio- Neurology	EDT	Total		Bio- Neurology	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
202.0	68.6	270.6	Product revenue	212.9	51.6	264.5
—	10.3	10.3	Contract revenue	—	4.4	4.4
202.0	78.9	280.9	Total revenue	212.9	56.0	268.9
109.9	29.5	139.4	Cost of goods sold	112.6	29.0	141.6
92.1	49.4	141.5	Gross margin	100.3	27.0	127.3

			Operating Expenses
59.4	9.7	69.1	Selling, general and administrative(1)	53.8	10.0	63.8
69.3	11.6	80.9	Research and development	51.5	14.0	65.5
—	—	—	Settlement reserve charge	206.3	—	206.3
7.2	0.8	8.0	Other net charges	1.2	0.4	1.6
135.9	22.1	158.0	Total operating expenses	312.8	24.4	337.2
(43.8)	27.3	(16.5)	Operating income/(loss)	(212.5)	2.6	(209.9)

10.5	8.6	19.1	Depreciation and amortization	7.7	8.0	15.7
—	(0.3)	(0.3)	Amortized fees	(0.1)	(0.2)	(0.3)
6.9	1.9	8.8	Share-based compensation	5.4	2.2	7.6
—	—	—	Settlement reserve charge	206.3	—	206.3
7.2	0.8	8.0	Other net charges	1.2	0.4	1.6
(19.2)	38.3	19.1	Adjusted EBITDA	8.0	13.0	21.0

 (1) General and corporate costs have been allocated between the two segments.

Appendix II

Six Months Ended June 30, 2009				Six Months Ended June 30, 2010
Bio- Neurology	EDT	Total		Bio- Neurology	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
387.4	126.1	513.5	Product revenue	446.0	124.3	570.3
—	12.5	12.5	Contract revenue	1.0	8.1	9.1
387.4	138.6	526.0	Total revenue	447.0	132.4	579.4
210.2	58.0	268.2	Cost of goods sold	227.3	59.8	287.1
177.2	80.6	257.8	Gross margin	219.7	72.6	292.3

			Operating Expenses
121.3	18.8	140.1	Selling, general and administrative(1)	108.3	19.5	127.8
137.8	23.6	161.4	Research and development	103.2	27.1	130.3
—	—	—	Settlement reserve charge	206.3	—	206.3
24.1	3.5	27.6	Other net charges	4.7	0.4	5.1
283.2	45.9	329.1	Total operating expenses	422.5	47.0	469.5
(106.0)	34.7	(71.3)	Operating income/(loss)	(202.8)	25.6	(177.2)

21.0	17.2	38.2	Depreciation and amortization	15.0	16.5	31.5
—	(0.4)	(0.4)	Amortized fees	(0.2)	(0.2)	(0.4)
15.0	4.0	19.0	Share-based compensation	12.9	4.2	17.1
—	—	—	Settlement reserve charge	206.3	—	206.3
24.1	3.5	27.6	Other net charges	4.7	0.4	5.1
(45.9)	59.0	13.1	Adjusted EBITDA	35.9	46.5	82.4

 (1) General and corporate costs have been allocated between the two segments.